Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-203248
May 20, 2015

8,900,000 Shares

Press Ganey Holdings, Inc.

Common Stock

This free writing prospectus relates only to this offering and updates, and should be read together with, the preliminary prospectus dated May 11, 2015 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-203248) (the “Registration Statement”).  On May 20, 2015, we filed Amendment No. 3 to the Registration Statement (the “Amendment”), which updates the information included in the Preliminary Prospectus and may be accessed on the SEC website through the following link: http://www.sec.gov/Archives/edgar/data/1633142/000104746915004918/a2224852zs-1a.htm.

All references to captions correspond to captions in the Preliminary Prospectus.  References to “we,” us,” “our company,” “Press Ganey,” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The following information, which has been taken from the Amendment, updates and supplements the Preliminary Prospectus. Please refer to the Amendment for a complete description of all updates and supplements to the Preliminary Prospectus.

PRO FORMA NET INCOME PER COMMON SHARE

The following is a reconciliation of historical net income to pro forma net income for the three months ended March 31, 2015 and for the year ended December 31, 2014:

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
	(Thousands of dollars, except share and per share amounts)
Net income	$5,974	$15,583
Pro forma adjustments:
Decrease in interest expense(a)	1,891	7,614
Elimination of management fee of related party(b)	286	1,047
Increase in equity-based compensation(c)	(913)	(3,884)
Impact of pro forma adjustments on income tax expense(d)	(624)	(2,352)
Pro forma net income	$6,614	$18,008
Historical weighted-average common shares outstanding	43,313,200	43,313,200
Pro forma adjustments:
Issuance of shares of our common stock in this offering	8,900,000	8,900,000
Pro forma weighted-average common shares outstanding(e):
Basic	51,587,771	51,524,969
Diluted	51,825,590	51,796,365
Pro forma net income per common share(e):
Basic	$0.13	$0.35
Diluted	$0.13	$0.35

(a)                                 Reflects the adjustment to interest expense and amortization of debt issuance costs resulting from the repayment of $175.0 million of outstanding borrowings under our Term Loan Facility with the net proceeds of this offering.

(b)                                 Reflects the elimination of the annual management fee payable to Vestar as a result of the termination of the management agreement with Vestar upon the closing of this offering.

(c)                                  Reflects the incremental equity-based compensation expense related to the modification of the unvested Class A and Class B common units of PG Holdco in connection with this offering and the Distribution. A $1.00 increase or decrease in the assumed initial public offering price of $23.00 per share would increase or decrease the equity-based compensation expense by $0.5 million for the year ended December 31, 2014 and $0.1 million for the three months ended March 31, 2015, and a $2.00 increase or decrease in the assumed initial public offering price of $23.00 per share would increase the equity-based compensation expense by $1.0 million for the year ended December 31, 2014 and $0.3 million for the three months ended March 31, 2015, in each case, assuming that the number of shares offered by us remains the same.

(d)                                 Reflects the income tax impact of the pro forma adjustments at our statutory tax rate.

(e)                                  Reflects 937,972 shares of unvested restricted stock that will be distributed to unvested Class A and Class B common unitholders of PG Holdco in connection with the Distribution, assuming an initial public offering price of $23.00 per share. Because the number of shares of unvested restricted stock that will be distributed to unvested Class A and Class B common unitholders of PG Holdco in connection with the Distribution will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would impact the number of outstanding shares of unvested restricted stock presented in this prospectus. At an assumed initial public offering price per share of $21.00, $22.00, $24.00 and $25.00, the pro forma weighted-average common shares outstanding will be (i) with respect to basic, 51,642,831, 51,615,664, 51,529,273 and 51,507,501, respectively, for the three months ended March 31, 2015 and 51,584,224, 51,555,300, 51,428,704 and 51,440,898, respectively, for the year ended December 31, 2014 and (ii) with respect to diluted, 51,895,066, 51,860,007, 51,795,389 and 51,766,430, respectively, for the three months ended March 31, 2015 and 51,861,658, 51,829,193, 51,732,057 and 51,740,459, respectively, for the year ended December 31, 2014.

The pro forma information presented above is illustrative only and will change depending on the actual initial public offering price and other terms of our initial public offering determined at pricing.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2015:

•                  on an actual basis;

•                  on an as adjusted basis to give effect to the Distribution, as described under the section entitled “Prospectus Summary—Distribution” included in the Preliminary Prospectus; and

•                  on a pro forma as adjusted basis to give further effect to the following:

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•                  the issuance and sale of 8,900,000 shares of common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under the section entitled “Use of Proceeds” included in the Preliminary Prospectus, including the payment of a one-time transaction advisory fee to Vestar in connection with this offering;

•                  the $53.5 million of non-recurring equity-based compensation expense related to the modification of certain common units of PG Holdco in connection with this offering; and

•                  the write-off of deferred financing fees, loss on original issue discount and lender fees in an aggregate amount of $0.5 million associated with the partial repayment of our Term Loan Facility with the net proceeds from this offering as described under the section entitled “Use of Proceeds” included in the Preliminary Prospectus.

	As of March 31, 2015
	Actual	As Adjusted(1)	Pro Forma As Adjusted(2)
	(in thousands)
Cash	$12,162	$12,162	$6,839
Debt:
Long-term debt (including current portion)	$407,098	$407,098	$232,098
Other debt	9,097	9,097	9,097
Total debt(3)	416,195	416,195	241,195
Shareholder’s equity:
Common stock, par value $0.01 per share; 44,800,000 shares authorized and 43,313,200 shares issued and outstanding, actual; 44,800,000 shares authorized and 43,313,200 shares issued and outstanding, pro forma; 350,000,000 shares authorized and 52,213,200 shares issued and outstanding, pro forma as adjusted	433	433	522
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; 50,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	271,181	292,189	479,818
Retained earnings (deficit)	14,607	14,607	(35,123)
Total shareholder’s equity	$286,221	$307,229	$445,217
Total capitalization	$702,416	$723,424	$686,412

(1)                                 The as adjusted data in this column gives effect to the reclassification of our equity-based compensation liability to additional paid-in capital in connection with the Distribution. See Note 1 to the unaudited condensed consolidated financial statements included in the Preliminary Prospectus.

(2)                                 The pro forma as adjusted amount of cash in this column gives effect to the satisfaction of estimated tax withholding obligations arising as a result of accelerated vesting of certain common units in connection with this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Withholding Obligations.” If the initial public offering price increased to $24.00 per share, the pro forma as adjusted amount of total capitalization would decrease by $1.6 million, if the initial public offering price decreased to $22.00 per share, the pro forma as adjusted amount of total capitalization would decrease by $4.5 million, if the initial public offering price increased to $25.00 per share, the pro forma as adjusted amount of total capitalization would increase by $2.3 million, and if the initial public offering price decreased to $21.00 per share, the pro forma as adjusted amount of total capitalization would increase by $1.5 million, in each case, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions.

(3)                                 As of March 31, 2015, we had $29.9 million of available borrowings under our Revolving Credit Facility, after giving effect to a $0.1 million of letter of credit outstanding under our Revolving Credit Facility.

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DILUTION

Based on the assumed initial public offering price of $23.00 per share, our pro forma as adjusted net tangible book value (deficit) would have been $(331.0) million, or $(6.34) per share, as of March 31, 2015. This represents an immediate increase in net tangible book value per share attributable of $4.49 per share and an immediate dilution of $29.34 per share to new investors in this offering.

A $1.00 increase in the assumed initial public offering price of $23.00 per share would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.03, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $23.00 per share would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.09, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $2.00 increase in the assumed initial public offering price of $23.00 per share would increase the pro forma as adjusted net tangible book value per share after this offering by $0.04, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

PRINCIPAL STOCKHOLDERS

Each stockholder’s percentage of beneficial ownership is based on 43,313,200 shares of common stock outstanding as of May 8, 2015, assuming no exercise of the underwriters’ option to purchase additional shares from us and an initial public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Because the relative percentage ownership of the existing stockholders will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would impact the relative percentage ownership of the existing stockholders presented in this prospectus after giving effect to this offering. See ‘‘Executive and Director Compensation—Effect of the Distribution and this Offering.” The percentage of shares beneficially owned by the funds affiliated with Vestar after the offering would be (i) 61.1% if the initial public offering price is $21.00 per share, (ii) 60.0% if the initial public offering price is $22.00 per share, (iii) 59.2% if the initial public offering price is $24.00 per share and (iv) 59.0% if the initial public offering price is $25.00 per share. The percentage of shares beneficially owned by all directors and executive officers as a group after the offering would be (i) 3.5% if the initial public offering price is $21.00 per share, (ii) 4.2% if the initial public offering price is $22.00 per share, (iii) 4.4% if the initial public offering price is $24.00 per share and (iv) 4.5% if the initial public offering price is $25.00 per share. However, a change in the assumed initial public offering price would not impact the percentage ownership of the existing stockholders as a group.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% or Greater Stockholders:
Funds affiliated with Vestar(1)	31,234,634	72.1%	59.8%
Executive Officers and Directors:
Patrick T. Ryan	1,000,577	2.3%	1.9%
Joseph Greskoviak	364,312	*	*
Patricia L. Riskind	306,250	*	*
Suda Suvarna	75,832	*	*
David Costello	79,736	*	*
Patricia Cmielewski	136,721	*	*
Devin J. Anderson	164,857	*	*
Matthew W. Hallgren	42,793	*	*
Norman W. Alpert(2)	—	—	—
Andrew J. Cavanna(3)	—	—	—
Leslie V. Norwalk	20,045	*	*
Gregory S. Roth	—	—	—
Dr. Ralph Snyderman	20,045	*	*
Ellen M. Zane	20,045	*	*
All directors and executive officers as a group (14 persons)	2,231,213	5.2%	4.3%

*                                         Less than 1%.

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OTHER INFORMATION

As described under “Executive and Director Compensation—Effect of the Distribution and this Offering” in the Preliminary Prospectus, certain unvested common units of PG Holdco will be modified in connection with this offering resulting in accelerated vesting. Certain equity holders of PG Holdco have elected to forfeit to PG Holdco vested units to pay tax withholding obligations arising as a result of the accelerated vesting of these common units and those forfeited units will no longer be outstanding. In connection with this forfeiture, we will remit the tax liabilities to the relevant tax authorities in cash. Assuming an initial public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate the tax withholding liability to be approximately $9.5 million. At an assumed initial public offering price per share of $21.00, $22.00, $24.00 and $25.00, we estimate the tax withholding liability to be approximately $8.6 million, $9.0 million, $10.0 million and $10.5 million, respectively.

Press Ganey has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Press Ganey has filed with the SEC for more complete information about Press Ganey and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Press Ganey, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: (888) 603-5847 or by email at Barclaysprospectus@broadridge.com or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone at (866) 471-2526, facsimile at (212) 902-9316, or e-mail at prospectus-ny@ny.email.gs.com.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein and in the Amendment.  The information included in this free writing prospectus does not purport to be a complete description of the securities or of the offering.  Please refer to the Amendment for a complete description.

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